Exhibit 99.7

RESTRICTED STOCK AGREEMENT

PURSUANT TO

FEDEX CORPORATION 2019 OMNIBUS STOCK INCENTIVE PLAN

NON-U.S. PARTICIPANTS

THIS RESTRICTED STOCK AGREEMENT (the “Agreement”) is made this < DAY > of < MONTH >, < YEAR > (the “Grant Date”) by and between < EMPLOYEE NAME > (the “Participant”) and FedEx Corporation, a Delaware Corporation (the “Company”), pursuant to the FedEx Corporation 2019 Omnibus Stock Incentive Plan, (the “Plan”), which is incorporated into and forms a part of this Agreement. In the event of a conflict between this Agreement and the Plan, the provisions of the Plan will govern. Capitalized terms used but not defined herein have the same meaning as provided in the Plan. For purposes of this Agreement, “Employer” means the Company or any Subsidiary that employs the Participant on the applicable date.

WHEREAS, the Committee authorized the grant of Restricted Shares to the Participant under the Plan for the purposes expressed in the Plan on the Grant Date;

NOW, THEREFORE, in consideration of the foregoing and the mutual undertakings herein contained, the parties agree as follows:

1.

Grant of Restricted Shares. In accordance with the terms of the Plan and subject to the further terms, conditions and restrictions contained in this Agreement, the Company hereby grants to the Participant < NUMBER > Restricted Shares of the Company’s common stock, $0.10 par value (“Shares”). As long as the Shares are subject to the restrictions set forth in Section 3 of this Agreement, such Shares shall be deemed to be, and are referred to in this Agreement as the “Restricted Shares.”

2.

Deposit of Restricted Shares. Each Restricted Share shall be deposited with the Company or its designee to be held in escrow until such Shares are released to the Participant or forfeited in accordance with this Agreement. If any Restricted Shares are forfeited, the Company shall direct the transfer agent of the Shares to make the appropriate entries in its records showing the cancellation of the Restricted Shares and to return the Shares represented thereby to the Company.

3.

Restrictions. During applicable periods of restriction determined in accordance with Section 4 of this Agreement, the Restricted Shares, and all rights with respect to such Shares, may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner and shall be subject to the risk of forfeiture contained in Section 6 of this Agreement (such limitations on transferability and risk of forfeiture being herein referred to as “Restrictions”); provided, the Participant shall have all other rights of a stockholder, including, but not limited to, the right to vote and receive dividends on Restricted Shares.

4.	Vesting; Lapse of Restrictions.

(a)

Except as provided in Sections 5 and 6 below, the Restrictions on the Restricted Shares granted under this Agreement shall lapse ratably on each of the first [four] anniversaries of the Grant Date in accordance with the following schedule:

Date	Number of Shares on Which Restrictions Lapse
< VEST DATE >	< QUANTITY VESTING >
< VEST DATE >	< QUANTITY VESTING >
< VEST DATE >	< QUANTITY VESTING >
< VEST DATE >	< QUANTITY VESTING >

(b)

Upon lapse of the Restrictions in accordance with this Section, the Company shall, as soon as practicable thereafter, deliver to the Participant unrestricted Shares with respect to which such Restrictions have lapsed.

5.	Termination. Upon the Participant’s termination of Service with the Employer, the Restricted Shares shall vest and the Restrictions shall lapse as follows:

(a)	Death. In the event of the Participant’s termination of Service due to death, the Restricted Shares shall vest in full and all Restrictions immediately shall lapse.

(b)	Disability. In the event of the Participant’s termination of Service due to Disability, the Restricted Shares shall vest in full and all Restrictions immediately shall lapse.

(c)	Retirement. In the event of the Participant’s termination of Service due to Retirement:

i.	if the Participant has attained age 60, the Restricted Shares shall vest in full and all Restrictions immediately shall lapse; and

ii.

if the Participant has not obtained age 60, the Restricted Shares shall continue to vest and the Restrictions shall continue to lapse in accordance with Section 4 of this Agreement (and Section 5(a) and (b) shall apply upon the Participant’s death or disability).

(d)

Other. In the event of the Participant’s termination of Service with the Employer for any reason other than those provided in (a), (b) or (c) above, the Participant immediately shall cease vesting in the Restricted Shares and such Shares immediately shall be forfeited on the Participant’s Termination Date. For purposes of this Agreement, “Termination Date” shall mean the last day on which the Participant is an employee of the Employer, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws.

6.	Change of Control. Unless otherwise provided by the Committee or the Plan, upon a Change of Control, either:

(a)	the Restricted Shares shall be canceled and the Company shall make a cash payment to the Participant in an amount equal to the highest price per Share received by the holders of

Common Stock in connection with such Change of Control multiplied by the number of such Restricted Shares then held by the Participant, with any non-cash consideration to be valued in good faith by the Committee; or

(b)	the Restrictions on the Restricted Shares immediately shall lapse.

In the event of a Change of Control as described in Section 19.1 (a), (c) or (d) of the Plan, the Restrictions on the Restricted Shares immediately shall lapse.

7.	Taxes.

(a)

Responsibility for Taxes. Regardless of any action the Company and/or the Employer takes with respect to any or all income tax (including U.S. federal, state and local taxes and/or non-U.S. taxes), social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), the Participant acknowledges that the ultimate liability for all Tax-Related Items legally due by the Participant is and remains the Participant’s responsibility and that the Company and the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Shares, including the grant of the Restricted Shares, the lapse of Restrictions on the Restricted Shares, the subsequent sale of any unrestricted Shares acquired and the receipt of any dividends; and (ii) do not commit to structure the terms of the grant or any aspect of the Restricted Shares to reduce or eliminate the Participant’s liability for Tax-Related Items. Further, if the Participant becomes subject to taxation in more than one country between the Grant Date and the date of any relevant taxable event or tax withholding event, as applicable, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one country.

(b)

Withholding of Tax-Related Items. In connection with the Restricted Shares and any cash amounts that may be payable hereunder, the Company and/or the Employer shall have the right to withhold from any amounts due to the Participant any Tax-Related Items that are required to be withheld pursuant to applicable law in the Participant’s country of residence (and country of employment, if different), or may require the Participant to remit to the Company and/or the Employer the applicable Tax-Related Items. All other Tax-Related Items associated with the award covered under this Agreement shall be the Participant’s sole responsibility.

8.

Data Privacy. The Company is located at 942 South Shady Grove Road, Memphis, TN, 38120, U.S.A. and grants Restricted Shares under the Plan to employees of the Company and its Subsidiaries in its sole discretion. In conjunction with the Company’s grant of Restricted Shares under the Plan and its ongoing administration of such awards, the Company is providing the following information about its data collection, processing and transfer practices (“Personal Data Activities”). In accepting the grant of the Restricted Shares, the Participant expressly and explicitly consents to the Personal Data Activities as described herein.

(a)

Data Collection and Usage. The Company collects, processes and uses the Participant’s personal data, including the Participant’s name, home address, email address, telephone number, date of birth, social insurance number or other identification number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all Restricted Shares or any other awards granted, canceled, exercised, vested, or outstanding in the Participant’s favor, which the Company receives from the Participant or the Employer. In granting the Restricted Shares under the Plan, the Company will collect, process and use the Participant’s personal data for purposes of allocating Shares and implementing, administering and managing the Plan. Depending on applicable country-specific requirements as further identified in the Addendum, the Company’s legal basis for the collection, processing and usage of the Participant’s personal data may be for the Company’s legitimate business purpose, which includes the performance of an employment related contract for compensation and benefits, and/or the Participant’s consent.

(b)

Stock Plan Administration Service Providers. The Company transfers the Participant’s personal data to Merrill Lynch, an independent service provider based in the United States, which assists the Company with the implementation, administration and management of the Plan (the “Stock Plan Administrator”). In the future, the Company may select a different Stock Plan Administrator and share the Participant’s personal data with another company that serves in a similar manner. The Stock Plan Administrator will open an account for the Participant to receive and trade Shares acquired under the Plan. The Participant will be asked to agree on separate terms and data processing practices with the Stock Plan Administrator, which is a condition to the Participant’s ability to participate in the Plan.

(c)

International Data Transfers. The Company and the Stock Plan Administrator are based in the United States, such that the Participant’s personal data will be transferred to the United States as part of the administration and management of the Plan. The Participant should note that the Participant’s country of residence may have enacted data privacy laws that are different from the United States. As such, the Company will only transfer the Participant’s personal data to the United States under a data transfer mechanism that addresses data protection laws, including in accordance with the Company’s Binding Corporate Rules and/or other appropriate mechanisms such as data transfer agreements.

(d)

Voluntariness and Consequences of Consent Denial or Withdrawal. To the extent that the Participant’s participation in the Plan is based on the Participant’s grant of consent, it is purely voluntary. The Participant may deny or withdraw the Participant’s consent at any time understanding, however, that such denial or withdrawal will not have retroactive effect. If the Participant does not consent, or if the Participant later withdraws the Participant’s consent, the Participant may be unable to participate in the Plan. This would not affect the Participant’s existing employment with the Employer or salary; instead, the Participant merely may forfeit the opportunities associated with the Plan.

(e)

Data Subject Rights. The Participant may have a number of rights under the data privacy laws in the Participant’s country of residence. For example, the Participant’s rights may include the right to (i) request access or copies of personal data the Company processes, (ii) request rectification of incorrect data, (iii) request deletion of data, (iv) place restrictions on processing, (v) lodge complaints with competent authorities in the Participant’s country, and/or (vi) request a list with the names and addresses of any potential recipients of the Participant’s personal data. To receive clarification regarding the Participant’s rights or to request the exercise of the Participant’s rights, the Participant should email dataprivacy@fedex.com or dataprotection@tnt.com.

9.

English Language. The Participant acknowledges and agrees that it is the Participant’s express intent that this Agreement, the Plan and all other documents, rules, procedures, forms, notices and legal proceedings entered into, given or instituted pursuant to the Restricted Shares, be drawn up in English. If the Participant has received this Agreement, the Plan or any other rules, procedures, forms or documents related to the Restricted Shares translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control.

10.

Insider Trading. The Participant acknowledges that, depending on the Participant’s or the Participant’s broker’s country of residence or where the Shares are listed, the Participant may be subject to insider trading restrictions and/or market abuse laws which may affect the Participant’s ability to accept, acquire, sell or otherwise dispose of Shares, rights to Shares or rights linked to the value of Shares during such times the Participant is considered to have “inside information” regarding the Company as defined in the laws or regulations in the Participant’s country. Local insider trading laws and regulations may prohibit the cancellation or amendment of orders the Participant placed before the Participant possessed inside information. Furthermore, the Participant could be prohibited from (a) disclosing the inside information to any third party (other than on a “need to know” basis), and (b) “tipping” third parties or causing them otherwise to buy or sell securities. Third parties include fellow employees. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under the Company’s Securities Manual, which includes the Company’s policies on insider trading. The Participant acknowledges that it is the Participant’s responsibility to comply with any restrictions and is advised to speak to the Participant’s personal advisor on this matter.

11.

Compliance with Laws; Repatriation of Proceeds. The Participant agrees, as a condition of the grant of the Restricted Shares, to repatriate all payments attributable to the Shares and/or cash acquired under the Plan (including, but not limited to, dividends and any proceeds derived from the sale of Shares acquired pursuant to the Restricted Shares) if required by and in accordance with local foreign exchange rules and regulations in the Participant’s country of residence (and country of employment, if different). In addition, the Participant also agrees to take any and all actions, and consent to any and all actions taken by the Company and its Subsidiaries, as may be required to allow the Company and its Subsidiaries to comply with local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different). Finally, the Participant agrees to take any and all actions as may be required to comply with his or her personal legal and tax obligations under local laws, rules and regulations in the Participant’s country of residence (and country of employment, if different).

12.

Commercial Relationship. The Participant expressly recognizes that the Participant’s participation in the Plan and the Company’s grant of Restricted Shares does not constitute an employment relationship between the Participant and the Company. The Participant has been granted Restricted Shares as a consequence of the commercial relationship between the Company and the Employer, and the Employer is the Participant’s sole employer. Based on the foregoing:

(a)	the Participant expressly recognizes the Plan and the benefits the Participant may derive from participation in the Plan do not establish any rights between the Participant and the Employer;

(b)	the Plan and the benefits the Participant may derive from participation in the Plan are not part of any employment conditions and/or benefits provided by the Employer; and

(c)

any modifications or amendments of the Plan by the Company or the Committee, or a termination of the Plan by the Company, shall not constitute a change or impairment of the terms and conditions of the Participant’s employment with the Employer.

13.

Additional Requirements. The Company reserves the right to impose other requirements on the Restricted Shares and the Participant’s participation in the Plan to the extent the Company determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the Restricted Shares and the Plan. Such requirements may include (but are not limited to) requiring the Participant to sign any agreements or undertakings that may be necessary to accomplish the foregoing.

14.

Addendum. Notwithstanding any provisions of this Agreement to the contrary, the Restricted Shares shall be subject to any special terms and conditions for the Participant’s country of residence (and country of employment, if different) set forth in an addendum to this Agreement (an “Addendum”), if applicable. In all circumstances, any applicable Addendum shall constitute part of this Agreement. Further, if the Participant transfers residence and/or employment to another country reflected in an Addendum to this Agreement, the special terms and conditions for such country will apply to the Participant to the extent the Company determines, in its sole discretion, that the application of such special terms and conditions is necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the Restricted Shares and the Plan (or the Company may establish alternative terms and conditions as may be necessary or advisable to accommodate the Participant’s transfer). In all circumstances, any applicable Addendum shall constitute part of this Agreement.

15.	Nature of Grant.

(a)

The grant of Restricted Shares shall not confer upon the Participant any right to continue in the employ of the Employer nor limit in any way the right of the Employer to terminate the Participant’s employment at any time.

(b)	The Participant acknowledges and agrees that the Plan is discretionary in nature and may be amended, cancelled or terminated by the Company, in its sole discretion, at any time.

(c)

The grant of Restricted Shares under the Plan is a one-time benefit and does not create any contractual or other right to receive a grant of Restricted Shares or benefits in lieu of Restricted Shares in the future. Future grants, if any, will be at the sole discretion of the Company, including, but not limited to, the form and timing of any grant, the number of Restricted Shares subject to the grant and the vesting provisions.

(d)	Any amendment, modification or termination of the Plan shall not constitute a change or impairment of the terms and conditions of the Participant’s employment with his or her Employer.

(e)	The Participant’s participation in the Plan is voluntary.

(f)

The value of the Restricted Shares and any other awards granted under the Plan is an extraordinary item of compensation outside the scope of the Participant’s employment (and his or her employment contract, if any). Any grant under the Plan, including the grant of the Restricted Shares, is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension, or retirement benefits or similar payments.

16.	Miscellaneous.

(a)	Binding Effect. This Agreement shall bind and inure to the benefit of the Company, its successors and assigns and the Participant and the Participant’s estate in the event of the Participant’s death.

(b)

Governing Law. Except as to matters governed by United States federal law or the Delaware General Corporation Law, the Plan, this Agreement and all determinations made and actions taken under the Plan and this Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without giving effect to its conflicts of law principles.

(c)

Entire Agreement. This Agreement and the Plan set forth the entire agreement and understanding of the parties with respect to the grant of Restricted Shares and the administration of the Plan and supersede all prior agreements, arrangements, plans and understandings relating to the grant of Restricted Shares and the administration of the Plan.

(d)

Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the Restricted Shares by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(e)

Severability and Waiver. The invalidity or unenforceability of any provision of this Agreement or the Plan shall not affect the validity or enforceability of any other provision of this Agreement or the Plan. The Participant acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Participant or any other Participants.

By accepting the grant of the Restricted Shares, the Participant expressly acknowledges that he or she has read this Agreement, the Addendum to this Agreement (as applicable) and the Plan, and specifically accepts and agrees to the provisions therein.

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